N4 FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2018		
Cash flows from operating activities		
Net Income (Loss)	$	(14,667)
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		(384)
Due to/from Affiliate		7,900
Other liabilities		(31)
Net cash provided (used) by operating activities		(7,182)
Net change in cash and cash equivalents		(7,182)
Cash and cash equivalents, beginning of year		225,388
Cash and cash equivalents, end of year	$	218,206

See accompanying notes to financial statements.